Rio Narcea Gold Mines, Ltd.

C/ Secundino Roces Riera, 3-20 • Centro  de Empresas Asipo I

Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain

Tel: (34) 98 573 33 00 •  Fax: (34) 98 573 33 01

Email: info@rngm.com  •  Web: www.rionarcea.com

NEWS RELEASE

October 12, 2006

Trading Symbol: TSX: RNG, Amex: RNO

Rio Narcea Announces Increased Mineral Reserve Estimate

for its Tasiast Gold Project

Open Pit Gold Ounces Increase by 18%

Toronto, Ontario  – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) is pleased to announce that a revised open pit mineral reserve estimate for its 100% owned Tasiast gold project, located in Mauritania, West Africa has been received by the Company from A.C.A. Howe International Limited, independent mining and geological consultants.  The project is currently under construction, with completion expected in the first half of 2007 and first production shortly thereafter.

The new estimate included use of a revised gold price and revised unit cost inputs, which together have increased the mineral reserve.  The new diluted open pit mineral reserve is estimated at 1,040,000 ounces of gold contained in 11,984,000 tonnes grading 2.70 g/t.  This estimate was based on a gold price of US$491 per ounce of gold.  The previous reserve estimate, calculated at a gold price of US$370 per ounce, was 885,000 ounces of gold contained in 8,939,000 tonnes grading 3.08 g/t.

Projected capital expenditures for Tasiast are US$73 million.

“We are delighted to report this increase in our Tasiast mineral reserve to our shareholders and we look forward to the results of the 5,000-meter exploration drilling program we have embarked upon adjacent to the planned pits and below where higher grade mineralization is open at depth.  We believe Tasiast holds a great deal of potential and our 16,000 km² land position on one of Africa’s least explored archean greenstone belts should occupy our gold exploration team for quite some time,” said Chris von Christierson, Chairman and CEO of Rio Narcea.

The total proven and probable mineral reserve is shown in the table below:

Rio Narcea, Tasiast Gold Project, Mineral Reserve Estimate

Diluted Mineral Reserve as at October 5, 2006

 (tonnages are rounded)

Diluted Mineral Reserve							Waste Stripping
Open Pit	Proven		Probable		Proven and Probable		Waste	Stripping Ratio
	tonnes	Gold grade (g/t)	tonnes	Gold grade (g/t)	tonnes	Gold grade (g/t)	tonnes	Tonnes of waste to 1 tonne of ore
Pit S1 Piment South-South Extension	425,000	3.03	2,283,000	2.71	2,708,000	2.76	8,913,000	3.3
Pit S2 Piment South – North Extension	4,000	2.95	635,000	2.58	639,000	2.59	3,650,000	5.7
Pit S3 Piment Central	243,000	3.43	7,323,000	2.56	7,566,000	2.59	21,056,000	2.8
Pit S4 Piment North	89,000	3.82	982,000	3.37	1,071,000	3.41	3,511,000	3.3
Totals	761,000	3.24	11,223,000	2.66	11,984,000	2.70	37,130,000	3.1 overall

Notes:  (g/t) stands for grams of gold per tonne.  The diluted mineral reserve is estimated based on a projected gold price of US$491.00 per troy ounce and a cut-off of 0.8 gram of gold per tonne as well as 10% dilution where the diluting material is assumed to have a grade of zero grams of gold per tonne, and 95% mining recovery.

The revised mineral reserve estimate dated October 5, 2006 was prepared by Ignacio Vélez Pérez, Mining Engineer for Rio Narcea’s Tasiast Gold Project under the supervision of David A. Orava, M. Eng., P. Eng., Associate Mining Engineer of A.C.A. Howe International Ltd. who is a Qualified Person for the purposes of National Instrument 43-101.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania.  The Company currently produces nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain and gold at it’s at El Valle and Carlés projects in northern Spain.  Closure of the northern Spanish gold mines is planned for by the end of 2006.  Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

Forward-looking Statements

This press release may contain certain “forward looking statements” within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

Omar Gomez
C.F.O.

Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com